Exhibit 99.2

Form of Letter to Rescission Offer Recipients

[USB Letterhead]

                        , 2003

[Name and Address of Offeree]

Re:	Offer to Rescind Certain Stock Purchases through the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

Dear                         :

You are receiving this letter and the accompanying prospectus because you are a participant in the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) and you purchased shares of our common stock under the Plan during the period from October 27, 2001 through October 26, 2003 if you were a resident of Alabama or Mississippi at the time of purchase, or from October 27, 1999 through October 26, 2003 if you were a resident of Florida at the time of purchase. These stock sales were not exempt from registration or qualification under federal and state securities laws. We failed to comply with the registration requirements of federal and state securities laws because we did not register or qualify these stock sales under either federal or state securities laws.

In order to address this issue, we are offering to repurchase the shares that the trustee of the Plan purchased on your behalf during the above period. You are not required to accept our offer. If you decide to accept our offer, you will need to deliver us the shares of our common stock which you have purchased through the Plan in exchange for a cash payment to your Plan account.

If you decide to accept our offer, our payment to your account will be equal to the aggregate price you paid for the shares, plus interest at the current statutory rate per year mandated by the state in which you purchased the shares since the dates of your purchases. In other words, USB will refund your applicable payroll deductions, in exchange for the shares that were purchased for your account. The payment may be more or less than the current trading price of our common stock on the Nasdaq National Market (which closed at $             on             , 2003). You are encouraged to obtain current trading price information before deciding whether to accept or reject this offer. In light of the subsequent increases in market value of our common stock, acceptance of the Rescission Offer may result in payment from us which is significantly less than the current market value of the shares of Rescission Stock. If you have sold the shares of our common stock that you purchased through the Plan and you decide to accept this offer, your payment, if any, will be equal to the price you paid for the shares, plus interest, less the proceeds of your sale of the shares.

By making this offer, we are not waiving any applicable statutes of limitations or other defenses we may have against any claims.

The attached prospectus describes the terms of our offer in detail. You should review the prospectus carefully before deciding whether to accept or reject this offer. In order to accept our offer, you will need to complete the enclosed Rescission Election Form and return it to us no later than             , 2004. If we have not received a properly completed and signed Rescission Election Form from you by             , 2004, you will be deemed to have rejected our offer.

Neither the Securities and Exchange Commission nor any state securities commission or regulatory body has approved or disapproved of these securities or determined if the enclosed prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

If you have any questions concerning this letter or the enclosed materials, please contact us by telephone at 334-636-5424, or by mail at United Security Bancshares, Inc., 131 West Front Street, Post Office Box 249, Thomasville, Alabama 36784, Attention: Larry M. Sellers.

Thank you for your cooperation.

Very truly yours,

R. Terry Phillips

President and Chief Executive Officer